IMAGING TECHNOLOGIES CORPORATION
                             15175 Innovation Drive
                           San Diego, California 92128

                                                                January 11, 2001

VIA EDGAR

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20509

                  Re:      Imaging Technologies Corporation
                           Registration Statement on Form S-2
                           File No. 333-43684

Ladies and Gentlemen:

         In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended, Imaging Technologies Corporation (the "Company") hereby withdraws its Registration Statement on Form S-2 (File No. 333-43684) that was originally filed with the Securities and Exchange Commission on August 14, 2000 (the "Registration Statement"). The Company is withdrawing the Registration Statement because, due to market conditions, it does not intend to conduct any further offering of shares of common stock contemplated in the Registration Statement at this time. 3,225,808 shares of common stock of the Company have been issued under the Registration Statement.

                                               Sincerely,

                                               IMAGING TECHNOLOGIES CORPORATION


                                               By:/s/ Brian Bonar
                                                  ------------------------------
                                                      Brian Bonar
                                                      Chief Executive Officer